Filed by The J. M. Smucker Company
Subject Company: International Multifoods Corporation
Commission File No. 001-06699
Pursuant to Rule 425 under the Securities Act of 1933

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

THE J. M. SMUCKER COMPANY TO ACQUIRE
INTERNATIONAL MULTIFOODS CORP. FOR $840 MILLION

Combination brings together North American icon brands
Annual sales to exceed $2.3 billion

ORRVILLE, Ohio, and MINNEAPOLIS, March 8, 2004 – The J. M. Smucker Company (NYSE: SJM) and International Multifoods Corp. (NYSE: IMC) today announced that their boards of directors have approved a definitive agreement, under which Smucker will acquire Multifoods in a transaction valued at approximately $840 million, which includes the assumption of approximately $340 million in debt. Under the terms of the agreement, Multifoods’ shareholders will receive $25 per share in a combination of 80 percent Smucker common stock and 20 percent cash.

This acquisition adds an attractive array of North American icon brands marketed in the center of the store to the Smucker family of brands. The total retail sales of the categories in which Smucker now participates will increase from $3 billion to over $6.5 billion, providing a strong platform for future growth. Combined sales will exceed $2.3 billion based on fiscal 2004 estimates.

In addition to its Smucker’s®, Jif®, and Crisco® brands, Smucker’s expanded portfolio will include icon brands that hold leadership positions in virtually all of their categories or markets. Multifoods’ primary U.S. brands include: Pillsbury® baking mixes and ready-to-spread frostings; Hungry Jack® pancake mixes, syrup and potato side dishes; Martha White® baking mixes and ingredients and Pet® evaporated milk and dry creamer. In Canada, Smucker will significantly increase its existing presence with the addition of No. 1 brands such as Robin Hood® flour and baking mixes and Bick’s® pickles and condiments and also participate in the growing ethnic food category with Golden Temple® flour and rice.

In addition to acquiring North American icon brands, the acquisition of Multifoods provides Smucker with several key strategic benefits, including:

•	Stronger platform for growth – The combined company will have greater scale and marketing representation and will be able to take advantage of increased cross-branding/cross-promotion opportunities in the center of the store. Smucker also expects to increase overall marketing support for these brands to help drive increased sales.

•	Significant cost savings – The transaction is expected to generate synergies that will result in significant cost savings, ranging from $40 million to $60 million by the end of the third year after closing. Synergies will come from the efficiencies of combining the two companies, supply-chain enhancements and leveraging the current selling, marketing and distribution networks.

•	Enhanced financial strength – The transaction improves earnings and cash flow, which provides a solid foundation to accelerate growth and enhance shareholder value. For fiscal year 2005, Smucker expects the acquisition to be modestly accretive, excluding merger and integration costs, as the additional marketing investment will offset a significant portion of the expected savings for the year. Smucker expects to incur merger and integration costs of approximately $20 million over the next 12 to 18 months.

“This is an outstanding array of leading, North American icon brands,” said Tim Smucker, chairman and co-chief executive officer. “These brands are complementary to our own, expand the categories in which we participate and add significantly to our existing market presence in Canada. This acquisition is consistent with our strategy of owning and marketing North American icon food brands in the center of the store. We are enthusiastic about the opportunities to enhance our top- and bottom-line. The acquisition will generate significant cash flow and, coupled with our already strong balance sheet, will strengthen our position to be able to acquire other complementary food brands and provide additional opportunities in the future.”

“As with our brands, these icon brands are marketed through similar distribution channels, in the center of the store allowing us to leverage our current sales, marketing, and distribution network,” commented Richard Smucker, president, co-chief executive officer and chief financial officer. “This will make us more prominent in the baking aisle, as we leverage the Crisco brand in conjunction with the Pillsbury, Robin Hood, and Martha White brands, similar to how we leveraged the Smucker’s and Jif brands in the spreads aisle. Our brands are our heritage and we have built them by maintaining a strong focus on the consumer. We look forward to expanding the categories we participate in and providing an even broader array of products that meet our consumers’ needs.”

“This is a real win for Multifoods’ shareholders,” said Gary E. Costley, International Multifoods chairman, president and chief executive officer. “Upon closing, Multifoods’ shareholders will receive a premium for their shares and will then have the opportunity to participate in the upside potential created by the combination of these two great businesses. The addition of Multifoods icon brands brings tremendous value to Smucker, creating an even stronger company in the consumer packaged foods industry. By joining our complementary brand portfolios, the combined company gives the Multifoods brands the right platform from which to achieve their full potential. In addition, our employees will benefit by being part of a larger, more diversified organization – one that was recently recognized as the top company in FORTUNE Magazine’s annual survey of The 100 Best Companies to Work For.”

Details of Transaction

Multifoods’ shareholders will receive $25 per share in a combination of 80 percent Smucker common stock and 20 percent cash, subject to certain adjustments. The exchange rate for the shares will be based on the average of Smucker’s stock price for the 20-day trading period ending on the trading day immediately preceding the closing date. The stock portion of the purchase price will be tax free to Multifoods’ shareholders. Upon receipt of Smucker stock, Multifoods’ shareholders will be eligible to receive future Smucker dividends as the board of directors approves them. Smucker’s current quarterly dividend is 23 cents per share.

Smucker intends to finance the cash portion of the purchase price and associated transaction costs through a combination of existing cash balances and outside financing. The transaction is subject to, among other things, approval by Smucker’s and Multifoods’ shareholders and customary regulatory approvals and is expected to close by the end of June 2004. The Pillsbury Barrelhead and the Pillsbury Doughboy are registered trademarks of The Pillsbury Company, used under a 20-year, perpetually renewable, royalty-free license by Multifoods, and the agreement will continue.

Conference Call

The companies will conduct a joint conference call and webcast on Monday, March 8, 2004, at 10:00 a.m. E.T. The webcast can be accessed from the following websites: www.smuckers.com or www.multifoods.com. For those unable to listen to the webcast, a replay will be available following the call and can be accessed by calling (800) 428-6051 in the United States or (973) 709-2089 internationally and entering replay pass code 342217. The audio replay will be available until Monday, March 15, 2004, at 11:59 p.m. E.T.

About The J. M. Smucker Company

The J. M. Smucker Company (www.smuckers.com) was founded in 1897 when the Company’s namesake and founder sold his first product — apple butter — from the back of a horse-drawn wagon. Today, over a century later, the Company is the market leader in fruit spreads, peanut butter, shortening and oils, ice cream toppings, and health and natural foods beverages in North America under such icon brands as Smucker’s, Jif and Crisco. For over 107 years, the Company has been headquartered in Orrville, Ohio, and has been family run for four generations. The J. M. Smucker Company was recognized as the top company in FORTUNE Magazine’s 2003 annual survey of The 100 Best Companies to Work For and has ranked consistently in the top 25 companies each year since FORTUNE began the list in 1998. The J. M. Smucker Company has over 2,700 employees worldwide and distributes products in more than 45 countries.

About International Multifoods Corp.

Multifoods is a manufacturer and marketer of branded consumer foods and foodservice products in North America. Multifoods’ brands include Pillsbury baking mixes for items such as cakes, muffins, brownies and quick breads; Pillsbury ready-to-spread frostings; Hungry Jack pancake mixes, syrup and potato side dishes; Martha White baking mixes and ingredients; Robin Hood flour and baking mixes; Pet evaporated milk and dry creamer; Farmhouse® rice and pasta side dishes; Bick’s pickles and condiments in Canada; Softasilk® premium cake flour; Red River® hot flax cereal; and Golden Temple Indian foods. Further information about Multifoods is available on the Internet at www.multifoods.com.

The J. M. Smucker Company Forward-Looking Language

This press release contains forward-looking statements, including statements regarding estimates of future earnings and cash flows that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to, approval of the transaction by the shareholders of the Company and Multifoods, timing of the close of the proposed transaction, the ability of the Company to successfully obtain any required financing, the ability to achieve the amount and timing of the estimated savings, success and cost of new marketing and sales programs and strategies intended to promote growth in the Company’s businesses, the strength of commodity markets from which raw materials are procured and the related impact on costs, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission, including Forms 10-Q, 10-K, and 8-K.

International Multifoods Corp. Forward-Looking Language

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the company’s operations and financial performance and condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including, among others, approval of the transaction by Multifoods and Smucker shareholders and regulatory authorities; timing of the close of the proposed transaction; the impact of competitive products and pricing; changes in consumer preferences and tastes or perceptions of health-related issues; effectiveness of advertising or market-spending programs; market or weather conditions that may affect the costs of grain, other raw materials, utilities and fuel; the impact of labor matters; changes in laws and regulations; fluctuations in foreign exchange and interest rates; the potential inability to collect on a $6 million insurance claim receivable related to the loss of product in St. Petersburg, Russia; risks commonly encountered in international trade; and other factors as may be discussed in the company’s Annual Report on Form 10-K for the year ended March 1, 2003, and other reports filed with the Securities and Exchange Commission.

Securities Law Legends

The J. M. Smucker Company and International Multifoods Corp. will file with the Securities and Exchange Commission (SEC) a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Investor Relations, or by telephone at 330-682-3000. Investors may obtain free copies of the documents filed with the

SEC by International Multifoods Corp. by requesting them in writing from International Multifoods Corp., 110 Cheshire Lane, Minnetonka, Minnesota 55305-1060, Attention: Investor Relations, or by telephone at 952-594-3385.

The J. M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J. M. Smucker Company’s shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in The J. M. Smucker Company’s proxy statement dated July 8, 2003, which is filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

International Multifoods and its directors and executive officers may be deemed to be participants in the solicitation of proxies from International Multifoods Corp.’s shareholders. A list of the names of those directors and executive officers and descriptions of their interests in International Multifoods Corp. is contained in International Multifoods Corp.’s proxy statement dated May 15, 2003, which is filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

Contact:

The J. M. Smucker Company

Investors:
Mark R. Belgya
Vice President and Treasurer
The J. M. Smucker Company
(330) 682-3000

Media:
Brenda Dempsey
Director, Corporate Communications
The J. M. Smucker Company
(330) 682-3000

International Multifoods Corp.

Jill W. Schmidt
Vice President, Investor and Corporate Relations
(952) 594-3385

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